                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  CASMYN CORP.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   1476191002
                                 (CUSIP NUMBER)

                                 MR. DIVO MILAN
                             C/O ARIES VENTURES INC.
                         28720 CANWOOD STREET, SUITE 207
                         AGOURA HILLS, CALIFORNIA 91301
                                 (818) 879-6501

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                 APRIL 11, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1476191002                   13D                 Page  2  of  6  Pages
          ----------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Divo Milan (1)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Mexico
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 236,002 shares (2)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    None.
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    236,002 shares (2)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    None.
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     236,002 shares (2)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
             / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.3% (3)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1. All of these shares are held of record by Karpnale Investment PTE Ltd. ("Karpnale"), an irrevocable trust established by Mr. Milan for the benefit of his minor children. Mr. Milan does not have investment or voting power with respect to such shares and, accordingly, Mr. Milan disclaims any beneficial interest in such shares.

2. The share amounts listed above include immediately exercisable warrants to purchase 118,001 shares of Issuer's Common Stock held of record by Karpnale, and take into account the Conversion and the Reverse Split (as defined in Item 4 below) as contemplated in the Plan of Reorganization (as defined in Item 3 below). Pursuant to the Plan of Reorganization, warrants were issued to all holders of Issuer's Common Stock, on a one-for-one basis after giving effect to the Conversion and the Reverse Split.

3. The percentage calculation listed above assumes exercise of all warrants held of record by Karpnale (but not the exercise of warrants held by others) pursuant to applicable Commission Rules.

CUSIP No. 1476191002                   13D                 Page  3  of  6  Pages
          ----------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Karpnale Investment PTE Ltd. (1)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Singapore
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 236,002 shares (2)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    None.
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    236,002 shares (2)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    None.
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     236,002 shares (2)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.3% (3)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1. All of these shares are held of record by Karpnale Investment PTE Ltd., an irrevocable trust established by Mr. Milan for the benefit of his minor children.

2. The share amounts listed above include immediately exercisable warrants to purchase 118,001 shares of Issuer's Common Stock beneficially held by Karpnale Investment PTE Ltd., and take into account the Conversion and the Reverse Split (as defined in Item 4 below) as contemplated in the Plan of Reorganization (as defined in Item 3 below). Pursuant to the Plan of Reorganization, warrants were issued to all holders of Issuer's Common Stock, on a one-for-one basis after giving effect to the Conversion and the Reverse Split.

3. The percentage calculation listed above assumes exercise of all warrants benefically held by Karpnale Investment PTE Ltd. (but not the exercise of warrants held by others) pursuant to applicable Commission Rules.

Item 1.  SECURITY AND ISSUER.

                  Common Stock

                  Casmyn Corp.
                  28720 Canwood Street, Suite 207
                  Agoura Hills, CA 91301


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) through (f). This statement is being filed by Divo Milan and Karpnale Investment PTE Ltd ("Karpnale"). Mr. Milan is Chief Executive
Officer of Investigacion Estrategica, a merchant banker located in Mexico City, Mexico, and a Director of the Issuer. Karpnale is a personal holding company organized under the laws of Singapore and established by Mr. Milan for his benefit and the benefit of his spouse and his minor children.

         The principal place of business for Mr. Milan is Tlaxala 181, Col.
H. Condesa, D.F. Mexico 06100.

         The principal place of business for Karpnale is 3 Raffles Place, #09-01, Bharat Building, Singapore 48617.

         During the past five years, neither Mr. Milan nor Karpnale has been convicted in any criminal proceedings or been subject to any judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws in a civil proceeding of a judicial or administrative body.

         Mr. Milan is a citizen of Mexico. Karpnale is a personal holding company organized under the laws of Singapore.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The securities were acquired pursuant to the terms of a Second Amended Plan of Reorganization (the "Plan of Reorganization") effective April 11, 2000 (the "Effective Date") with respect to Issuer's prior filing under chapter 11 of the United States Bankruptcy Code. The Plan of Reorganization was approved by order of the United States Bankruptcy Court, Central District of California, San Fernando Valley Division, filed and entered on March 31, 2000.

          No part of the purchase price for the securities was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.  PURPOSE OF TRANSACTION.

         For purposes hereof, each of the Reporting Persons beneficially owned, or could be deemed to have beneficially owned, shares of the Issuer's preferred stock ("Preferred Stock") and/or shares of its common stock ("Common Stock") prior to the Effective Date of the Plan of Reorganization. Pursuant to the terms of the Plan of Reorganization, each share of the Issuer's Preferred Stock outstanding immediately prior to the Effective Date was converted on the Effective Date into 5.27 shares of the Issuer's Common Stock (the "Conversion"). In addition, pursuant to the Plan of Reorganization, on the Effective Date, a 1 for 500 reverse split of Issuer's Common Stock occurred (the "Reverse Split"). The shares of Common Stock set forth in Items 7, 9 and 11, and the percentages set forth in Item 13, of the cover pages to this Schedule 13D reflect the Conversion and the Reverse Split.

         Pursuant to the Plan of Reorganization, among other things, (i) Mr. Milan, Mr. Mark S. Zucker and Mr. Selwyn Kossuth were appointed Directors of Issuer; (ii) the Issuer's capital structure was revised to authorize two classes of stock, "Common Stock" and "Preferred Stock", comprised of 50,000,000 shares of Common Stock, par value $0.01, and 10,000,000 shares of Preferred Stock, par value $0.01; (iii) the Board of Directors of Issuer was authorized to amend its Bylaws and Articles of Incorporation to, among other things, prevent unfair attempts to take over Issuer, such as provisions for the issuance of preferred warrants or similar securities; (iv) the Issuer was authorized to spin-out its wholly-owned subsidiary, Goldco Ltd., a Nevada corporation, to Issuer's shareholders; (v) the Issuer was authorized to reincorporate in another jurisdiction (the Issuer has reincorporated from Colorado to Nevada); and (vi) the Issuer was

                            SCHEDULE 13D

authorized to change its name (which has been changed to Aries Ventures Inc.). As contemplated under the Plan of Reorganization, Goldco Ltd. holds or will hold all the Issuer's gold mining operations in Zimbabwe through a wholly-owned subsidiary, Casmyn Mining Zimbabwe (Private) Ltd.

         The Reporting Persons have no current plans to acquire any additional securities of the Issuer, except as contemplated in the Plan of Reorganization or pursuant to the Management Incentive Stock Option Plan described above. The Reporting Persons will evaluate the Issuer's business and prospects, and based upon future developments (including, without limitation, performance of the Issuer's shares in the market, availability of funds, alternative uses of funds and stock market and general economic conditions), the Reporting Persons (or other entities that might be affiliated with him) may, from time to time, purchase the Issuer's shares of Common Stock and may, from time to time, dispose of all or a portion of such shares held by such persons, or cease buying or selling such shares. Any additional purchases or sales of the Issuer's shares of Common Stock may be in the open market or pursuant to privately-negotiated transactions or otherwise.

         Except as otherwise described in this Item 4, the Reporting Persons have not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to parts (a) through (j) of Item 4.

ITEM 5.         INTEREST IN THE SECURITIES OF THE ISSUER.

                (a)        As of the Effective Date (April 11, 2000), Mr.
                           Milan could be deemed to have beneficially owned 236,002 shares of the Issuer's outstanding Common Stock, which constitutes 6.3% of the Issuer's outstanding Common Stock. These amounts include immediately exercisable warrants to purchase 118,001 shares of Common Stock which could be deemed to be beneficially held by Mr. Milan. As of the Effective Date (April 11, 2000), Karpnale beneficially owned 236,002 shares of the Issuer's outstanding Common Stock, which constitutes 6.3% of the Issuer's outstanding Common Stock. These amounts include immediately exercisable warrants to purchase 118,001 shares of Common Stock beneficially held by Karpnale.

                (b) Mr. Milan could be deemed to have the power to vote or direct the vote of, and to dispose or direct the disposition of, all 236,002 shares of Common Stock which could be deemed to be beneficially owned by him. Karpnale has the power to vote or direct the vote of, and to dispose or direct the disposition of, all 236,002 shares of Common Stock which could be deemed to be beneficially held by Karpnale.

                (c) All of the securities reported on in this Schedule 13D were acquired pursuant to or as contemplated in the Plan of Reorganization.

                (d)        Not applicable.

                (e)        Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                  SCHEDULE 13D


                                   SIGNATURES

         After reasonable inquiry and to the best of my or its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 30, 2000
                                                  /s/ Divo Milan
                                         --------------------------------------
                                                      Divo Milan




                                         KARPNALE INVESTMENT PTE, LTD.



                                         By:/s/ Terry Marr   /s/ Simone Saunders
                                            ------------------------------------
                                         Title:  Directors
                                               ---------------------------------

                                  SCHEDULE 13D
                                    EXHIBIT A

                             JOINT FILING AGREEMENT



         The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of Casmyn Corp., dated May 30, 2000, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: May 30, 2000

                                                 /s/ Divo Milan
                                      ------------------------------------
                                                    Divo Milan





                                      KARPNALE INVESTMENT PTE, LTD.



                                      By: /s/ Terry Marr   /s/ Simone Saunders
                                          ------------------------------------

                                      Title:  Directors
                                              --------------------------------